Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications and Market Surveillance

December 16, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 16, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Caravelle International Group (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Ordinary Share
$0.0001 par value per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi